

Luke Getto · 3rd

Product Management | Marketing | Biz Dev | R&D

Chester, New Jersey, United States · **Contact info**

500+ connections

 **VoltServer Inc.**

William Paterson University of New Jersey

Experience



Director of Product Management
VoltServer Inc. · Full-time
Oct 2020 – Present · 1 yr
East Greenwich, Rhode Island, United States

-Define product strategy and lead new product introduction for power distribution equipment leveraging Digital Electricity
-Define, implement, and monitor marketing campaigns
-Coordinate product roadmap across 3 different vertical markets: Wireless, Intelligent Buildings, and Indoor Agriculture

VoltServer_CommScope



Member Board of Directors
MotivateU
Jul 2021 – Present · 3 mos

Putting community back into community-based fitness by using AI to benefit fitness instructors, not to replace them.

MotivateU is an Enterprise SaaS corporation that uses artificial intelligence to prov ...see more



Council Member
GLG · Freelance
Oct 2019 – Present · 2 yrs

Independent consultant at GLG, the world's knowledge marketplace.



Founder and General Manager
designed Better · Freelance
Aug 2014 – Present · 7 yrs 2 mos
Greater New York City Area

Designed Better helps bring inventions to life by putting together the skills you need to achieve the outcome you desire at a price you can afford.



Chief Operating Officer
CellGain Wireless · Full-time
Mar 2020 – Aug 2020 · 6 mos
Middlesex, NJ

• I was on the front line of cutting-edge technology systems for Public Safety, Commercial Wireless (4G/5G), and Private Wi-Fi
• Provided program management for a large NY airport for both Public Safety and Commercial Wireless DAS ...see more

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Education



William Paterson University of New Jersey
Master of Business Administration (M.B.A.), MBA candidate
2016 – 2021



Stevens Institute of Technology
Master of Science (MS), Electrical Engineering
2005 – 2008

Concentration in Wireless Communication. Completed degree while working full time.

Bucknell University

 **Bucknell University**
Bachelor of Science (BS), Electrical Engineering
2001 – 2005

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Licenses & certifications

 **OSHA 10-Hour Construction Industry**
CareerSafe Online
Issued Jun 2020 · No Expiration Date
Credential ID OSHA 10-Hour Construction Industry

See credential

 **PMC Level II**
Pragmatic Institute (Pragmatic Marketing + TDI)
Issued Mar 2019 · No Expiration Date

See credential

 **Notary Public**
County of Morris, NJ
Issued Sep 2020 · Expires Sep 2025

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